SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                                FORM 8-A/A

          FOR REGISTRATION OF CERTAIN CLASSES OF
          SECURITIES PURSUANT TO SECTION 12(b) OR (g)
          OF THE SECURITIES EXCHANGE ACT OF 1934



                          TALLEY INDUSTRIES, INC.
            (Exact name of registrant specified in its charter)



                Delaware                          86-0180396
(State of Incorporation or Organization)       (IRS Tax Number)



2702 North 44th Street, Phoenix, Arizona             85008
(Address of principal executive offices)          (Zip Code)



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     Title of each class      Name of each exchange on which
     to be so registered      each class is to be registered

     Rights to Purchase          New York Stock Exchange
     Series C Junior
     Participating Pre-
     ferred Stock


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                   None
                             (Title of Class)

Item 1.   Description of Securities to be Registered.
          ------------------------------------------

     On February 2, 1996 the Registrant's Board of Directors amended the Preferred Share Purchase Rights (as amended, the "Rights") originally issued in 1986 under the Rights Agreement dated as of April 30, 1986, amended as of July 21, 1986, and further amended and restated as of February 2, 1996 (the "Amended Rights Agreement"). The February 2, 1996 amendment extended the expiration date of the Rights (scheduled to expire on April 1, 1996) until February 1, 2006, and modified certain other terms and conditions of the Rights, all as set forth in the Amended Rights Agreement.

     Each Right will entitle its holder to buy one one-hundredth (1/100) of a share of Talley Series C Junior Participating Preferred Stock having the principal terms described below (the "Preferred Stock") at an exercise price of $32.00 per 1/100 share. The Rights are subject to the Amended Rights Agreement, a copy of which is attached to this Report as an Exhibit. All descriptions herein of the Amended Rights Agreement, the Rights and the Preferred Stock are qualified in their entirety by reference to the Amended Rights Agreement, including the exhibits thereto, which is incorporated herein by reference. Such descriptions are general in nature, and a careful review of the Amended Rights Agreement and exhibits thereto is necessary to understand the exact terms and conditions of the Amended Rights Agreement, the Rights, the Preferred Stock and related matters.

     The Rights trade with the Common Stock and are not exercisable, or transferable apart from the Common Stock, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock (with certain exceptions for inadvertent acquisitions), or (ii) 10 business days (unless extended by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer (other than a prior Board-approved offer for all of the Common Stock), the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock. At that time, separate certificates for the Rights will be mailed to holders of Common Stock, and the Rights would then be expected to trade independently. Certain exceptions are set forth in the Amended Rights Agreement s definition of Acquiring Person to ensure that the Rights are not triggered by the holding or accumulation of a large block of Common Stock by a stock plan for the benefit of Talley's employees or by the continued holdings of John J. McMullen (and his affiliates) as Grandfathered Stockholders.







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

     In the event that any person becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be void), will entitle its holder to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In such event, and should Talley thereafter be acquired in a merger or other business combination transaction, or should 50% or more of its consolidated assets or earning power thereafter be acquired by another company, each Right not previously exercised will entitle its holder to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or equivalent equity interests) which at the time of such transaction have a market value of two times the exercise price of the Right. The Board may satisfy an exercise of Rights by delivering Common Stock or equivalent value in the form of cash or certain other securities. If an Acquiring Person holds less than a majority of the Common Stock, the Board can elect to exchange any or all of the Rights (except those held by the Acquiring Person, which would have become void) for shares of Common Stock or equivalent value, at an exchange ratio of one share of Common Stock per Right.

     Unless already exercised, the Rights are redeemable by Talley on 10 days' notice at $.05 per Right prior to any person becoming an Acquiring Person. The Rights will expire on February 1, 2006. Until the Rights are exercised, their holders will have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends. The purchase price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise or exchange of the Rights are subject to adjustment from time to time to prevent dilution. Chemical Mellon Shareholder Services, L.L.C., as successor to Manufacturers Hanover Trust Company, is acting as the Rights Agent.

     On May 16, 1986 each share of Common Stock issued and outstanding received one Right, and Talley has issued one Right with each share of Common Stock issued since that date. As of December 31, 1995, there were approximately 10,053,000 shares of Common Stock issued and outstanding, along with an identical number of attached Rights issued and outstanding. As of December 31, 1995, approximately 5,900,000 additional shares of Common Stock were reserved for issuance pursuant to the exercise of conversion privileges and employee benefit plans. So long as the Rights are attached to the Common Stock, Talley will continue to issue one Right with each newly issued share of Common Stock, so that all such shares will have attached Rights. This will include Common Stock issued upon conversion of Talley's convertible preferred stock and Common Stock issued under its stock option and incentive stock plans. Two hundred thousand

(200,000) shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to other series of the Company's preferred stock. Each full share of Preferred Stock will be entitled to a minimum quarterly dividend equal to the greater of $25.00 per share or 100 times the quarterly dividend paid on the Common Stock. In the event of liquidation, holders of the Preferred Stock will receive a preferred liquidation payment of $100.00 per share, but will be entitled to receive (if greater than $100.00 per share) an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, and will vote together with the Common Stock except as to certain matters affecting the rights of preferred stockholders. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into stock, securities, cash, or other property, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The foregoing rights of the Preferred Stock are protected against dilution in the event additional shares of capital stock are issued.

     Except as set forth in the Amended Rights Agreement, the terms and conditions of the Rights, and the provisions of the Amended Rights Agreement, are subject to further amendment without the necessity of any consent or vote of the holders of the Rights.

     The Rights are expected to discourage certain types of coercive and abusive takeover practices and to encourage persons seeking to acquire control of the Registrant first to negotiate with the Registrant before taking any action to acquire control of the Registrant. In addition to the Rights, the Registrant's Restated Certificate of Incorporation, as amended (the "Certificate"), and By-Laws contain certain provisions that may deter certain takeover attempts, including, but not limited to, provisions: (i) establishing a classified Board of Directors;
(ii) authorizing shares of preferred stock with respect to which the Board of Directors has the power to fix the preferences, privileges and restrictions, without any further vote or action by the stockholders; (iii) requiring the vote of holders of four-fifths of the voting power of the Registrant in order to remove directors (who may be removed only for cause), to approve certain business transactions with holders of 5% of the voting power of the Registrant, and to amend certain provisions of the Certificate and By-Laws; (iv) permitting stockholder action to be taken only at an annual meeting or special meeting of stockholders, and not by written consent in lieu of a meeting; and (v) permitting special meetings of stockholders to be called only by the Board of Directors, the Chairman of the Board or the




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

President of the Registrant. The foregoing provisions, together with certain provisions of Delaware law, insofar as they may deter takeover attempts, may affect the market prices of the Registrant's outstanding capital stock.

Item 2.   Exhibits.
          --------

     1.1 Form of Right Certificate (Exhibit B to the Amended Rights Agreement), attached as Exhibit 1.1 to the Registrant's Form 8-A dated as of February 2, 1996, incorporated herein by this reference. Pursuant to the Amended Rights Agreement, printed Rights Certificates will not be mailed until any person, entity or group acquires beneficial ownership or announces its intention to commence a tender or exchange offer for beneficial ownership of 15% or more of the Common Stock.

     2.1  Restated Certificate of Incorporation of the
Registrant, a copy of which was attached as Exhibit 2 to the Registrant's current report on Form 8-K for the month of July, 1976, incorporated herein by this reference.

     2.2  Certificate of Amendment of Certificate of
Incorporation of the Registrant dated May 22, 1987, attached as
Exhibit 3 to the Registrant's Form 10-Q for the quarter ended
March 31, 1988, incorporated herein by this reference.

     2.3 By-Laws of the Registrant as presently in effect, attached as Exhibit 3.3 to the Registrant's Form 10-K for the year ended December 31, 1992, incorporated herein by this reference.

     2.4 Amended and Restated Rights Agreement between the Registrant and Chemical Mellon Shareholder Services, L.L.C., successor to Manufacturers Hanover Trust Company of California, as Rights Agent, dated as of April 30, 1986, and amended as of July 21, 1986, and further amended and restated as of February 2, 1996, specifying the terms of the Rights (the "Amended Rights Agreement"), attached as Exhibit 2.4 to the Registrant's Form 8-A dated as of February 2, 1996, incorporated herein by this reference.

     2.5 Certificate of Designations, Preferences and Rights for the Registrant's Series C Junior Participating Preferred Stock (Exhibit A to the Amended Rights Agreement), attached as Exhibit
2.5 to the Registrant's Form 8-A dated as of February 2, 1996, incorporated herein by this reference.

                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   TALLEY INDUSTRIES, INC.


Dated:  As of March 26, 1996     By   Mark S. Dickerson
                                      ---------------------------
                                      Mark S. Dickerson,
                                      Secretary








































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

                               EXHIBIT INDEX



   EXHIBIT
     NO.                          EXHIBIT
   -------                        -------


     1.1       Form of Right Certificate
               (Exhibit B to the Amended Rights
               Agreement), attached as Exhibit 1.1
               to the Registrant's Form 8-A dated
               as of February 2, 1996, incorporated
               herein by this reference.

     2.1       Restated Certificate of
               Incorporation of the Registrant, a
               copy of which was attached as
               Exhibit 2 to Registrant's current
               report on Form 8-K for the month of
               July, 1976, incorporated herein by
               this reference.

     2.2       Certificate of Amendment of
               Certificate of Incorporation of the
               Registrant dated May 22, 1987,
               attached as Exhibit 3 to the
               Registrant's Form 10-Q for the
               quarter ended March 31, 1988,
               incorporated herein by this
               reference.

     2.3       By-Laws of the Registrant as
               presently in effect, attached as
               Exhibit 3.3 to the Registrant's
               Form 10-K for the year ended
               December 31, 1992, incorporated
               herein by this reference.

     2.4       Amended and Restated Rights
               Agreement between the Registrant
               and Chemical Mellon Shareholder
               Services, L.L.C., successor to
               Manufacturers Hanover Trust Company
               of California, as Rights Agent,
               dated as of April 30, 1986, and
               amended as of July 21, 1986, and
               further amended and restated as of
               February 2, 1996, attached as
               Exhibit 2.4 to the Registrant's
               Form 8-A dated as of February 2,
               1996, incorporated herein by this
               reference.

     2.5       Certificate of Designations,
               Preferences and Rights for the
               Registrant's Series C Junior
               Participating Preferred Stock
               (Exhibit A to the Amended Rights
               Agreement), attached as Exhibit
               2.5 to the Registrant's Form 8-A
               dated as of February 2, 1996,
               incorporated herein by this
               reference.














































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